Exhibit 99.1
NOTICE OF RELIANCE
SECTION 13.4 OF NATIONAL INSTRUMENT 51-102 - CONTINUOUS DISCLOSURE OBLIGATIONS

March 13, 2026

To: Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Government of Newfoundland and Labrador Financial Services Regulation Division
Northwest Territories Securities Office
Office of the Superintendent of Securities, Community Services (Yukon)
Nunavut Securities Office

Notice is hereby given that South Bow USA Infrastructure Holdings LLC (the “Company”) relies on the continuous disclosure documents filed by South Bow Corporation (“South Bow”) pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102") provided in Section 13.4 of NI 51-102. The continuous disclosure documents of South Bow can be found in electronic format at www.sedarplus.ca. Attached to this Notice and forming part hereof is the consolidating summary financial information for South Bow for the applicable period(s) required by Section 13.4 of NI 51-102.

South Bow USA Infrastructure Holdings LLC

/s/ Lori M. Muratta
Lori M. Muratta Vice-President

UNAUDITED SUMMARY FINANCIAL INFORMATION
South Bow fully and unconditionally guarantees the payment obligations of the Company, its 100% owned subsidiary, under the notes issued by the Company. Accordingly, the following unaudited consolidated summary financial information is provided by the Company in compliance with the requirements of Section 13.4 of NI 51-102 providing for an exemption for certain credit support issuers.
The following tables contain summary financial information for the Company for the year ended December 31, 2025 and 2024 and as at December 31, 2025 and 2024, presented with separate columns for each of the following: (a) South Bow (as Parent Credit Supporter); (b) the Company (as Credit Support Issuer); (c) South Bow Infrastructure Holdings Ltd. and South Bow Canadian Infrastructure Holdings Ltd., on a combined basis (collectively the “Subsidiary Credit Supporters”); (d) the non-guarantor subsidiaries of South Bow other than the Company and the Subsidiary Credit Supporters (collectively, the “Other South Bow Subsidiaries”), on a combined basis; (e) consolidating adjustments; and (f) total consolidated amounts.
For the year ended December, 2025 and 2024 (1),(2):

(millions of U.S. dollars)	South Bow (Parent Credit Supporter)		Company (Credit Support Issuer)		Subsidiary Credit Supporters		Other South Bow Subsidiaries		Consolidating Adjustments (3)		Total Consolidated Amounts
For the year ended December 31, 2025	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	—	—	(5)	5	—	1	2,636	10,409	(645)	(8,295)	1,986	2,120
Net income (loss)	(4)	—	(346)	(176)	89	162	1,707	1,562	(1,013)	(1,232)	433	316
As at December 31, 2025 and 2024 (1),(2):

(millions of U.S. dollars)	South Bow (Parent Credit Supporter)		Company (Credit Support Issuer)		Subsidiary Credit Supporters		Other South Bow Subsidiaries		Consolidating Adjustments (3)		Total Consolidated Amounts
As at	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Current assets	31	10	—	—	—	102	3,893	3,230	(1,909)	(1,144)	2,015	2,198
Non-current assets	1,864	2,281	6,864	6,560	2,678	2,341	26,303	25,502	(28,531)	(27,553)	9,178	9,131
Current liabilities	126	101	1,357	677	660	151	1,155	1,932	(1,957)	(1,100)	1,341	1,761
Non-current liabilities	(1)	—	7,675	7,704	2,630	2,516	3,412	3,286	(6,573)	(6,548)	7,143	6,958
(1) The information in this table has been prepared in accordance with securities regulatory requirements and has not been audited or the subject of a review by the Company’s auditor. For the purposes of this consolidating summary financial information, investments in subsidiaries are accounted for using the equity method.
(2) Prior to the Spinoff Transaction on October 1, 2024, revenue and net income (loss) reported in this table were revenue and net income (loss) as recorded by TC Energy Corporation for the entities that were reorganized to form the consolidated financial information of South Bow subsequent to the Spinoff Transaction. Accordingly, references to Other South Bow Subsidiaries, Consolidating Adjustments and Total Consolidated Amounts in this table include combining entities and entities that were not consolidated with South Bow prior to the Spinoff Transaction but were necessary to include in the table for comparative purposes.
(3) This column includes the necessary adjustments to eliminate the intercompany balances from South Bow, the Company, the Subsidiary Credit Supporters and Other South Bow Subsidiaries to arrive at the information for South Bow on a consolidated basis.